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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39477
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GLOBAL BLUE GROUP HOLDING GMBH
(Exact name of registrant as specified in its charter)
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Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value CHF 0.01 per share
Warrants to purchase ordinary shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:
Ordinary Shares: 1
Warrants: 0

On February 16, 2025, Global Blue Group Holding AG, a stock corporation incorporated under the laws of Switzerland (the “Company”), entered into a Transaction Agreement (as amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”) with Shift4 Payments, Inc., a Delaware corporation (“Shift4”), and, from and after its execution and delivery of a joinder thereto on February 25, 2025, GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 (“Merger Sub”). Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions set forth therein, on March 21, 2025, Merger Sub commenced a cash tender offer to the shareholders of the Company (the “Offer”) to acquire all of the outstanding ordinary shares, nominal value of CHF 0.01 per share, of the Company, series A convertible preferred shares, nominal value of CHF 0.01 per share, of the Company, and series B convertible preferred shares, nominal value of CHF 0.01 per share, of the Company (collectively, the “Global Blue Shares”). Following consummation of the Offer on July 3, 2025, Shift4 directly or indirectly owned 97.37% of all outstanding Global Blue Shares.
On August 18, 2025, Merger Sub and the Company consummated a statutory squeeze-out merger (the “Merger”), pursuant to which the Company merged with and into Merger Sub in accordance with Article 8 (2) of the Swiss Federal Act on Merger, Demerger, Transformation and Transfer of Assets of October 3, 2003, as amended (SR 221.301), and the Transaction Agreement, with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of Shift4. In connection with the Merger, Merger Sub changed its name to “Global Blue Group Holding GmbH.”
Pursuant to the requirements of the Securities Exchange Act of 1934, Global Blue Group Holding GmbH has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SIGNATURE

GLOBAL BLUE GROUP HOLDING GMBH (as successor by merger to the Company)

Date: August 28, 2025	By: /s/ Jeremy Henderson-Ross
Name: Jeremy Henderson-Ross
Title: Member of the Management Board

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